SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc 2014 1st Quarter Results

NEWS RELEASE

                                                                                                                                                     PRUDENTIAL PLC
                                                                                                                                                     GROUP COMMUNICATIONS
                                                                                                                                                      12 ARTHUR STREET
                                                                                                                                                        LONDON EC4R 9AQ
                                                                                                                                                     TEL 020 7220 7588
                                                                                                                                                     FAX 020 7548 3725
                                                                                                                                                     www.prudential.co.uk

9.15 am (UK Time) 8 May 2014

PRUDENTIAL PLC FIRST QUARTER 2014 INTERIM MANAGEMENT STATEMENT

• Strong start to 2014 with 29 per cent growth in Group new business profit1
• Asia new business profit increased 20 per cent on constant exchange rate basis
• US new business profit up 67 per cent on constant exchange rate basis, with profitable sales growth
• UK new business profit 90 per cent higher, reflecting strong contribution from bulk annuities
• M&G net inflows of £1.4 billion with third party FUM up 8 per cent to £129 billion

Tidjane Thiam, Group Chief Executive, said:

"Our businesses continue to perform well and have made a strong start to 2014, with Group new business profit up 29 per cent in the first quarter.

"In Asia, new business profit increased by 20 per cent on constant exchange rates, demonstrating the continued strength of our diversified platform and underpinned by the positive long-term fundamentals in the region.

"In the US, we remain focused on managing our business for value, writing new business at highly attractive economics. Jackson's new business profit was up 67 per cent on constant exchange rates, reflecting the benefit of product and pricing actions, higher sales volumes and the positive impact of higher long-term yields year-on-year.

"In the UK, new business profit increased by 90 per cent during the first quarter of 2014, driven by three bulk annuity transactions, which more than offset a lower contribution from retail business, where overall sales levels continue to be impacted primarily by retirement deferrals. Prudential is committed to working closely with the UK Government and regulators following the announcements made in the first quarter, to ensure that the new savings and investment system that emerges results in appropriate outcomes for British savers, who have been impacted negatively by a long period of exceptionally low interest rates.

"Our asset management businesses have made a positive start to the year, with M&G generating net inflows of £1.4 billion in the first quarter and increasing external funds under management to £129 billion, 8 per cent higher year on year. Eastspring, our Asian asset manager, attracted net inflows of £1.1 billion, an increase of 21 per cent on constant exchange rates, including a large institutional mandate to manage Japanese equities.

"We are pleased to have completed the acquisition of Express Life in Ghana on 27 March 2014, following approval from the Ghanaian National Insurance Commission. We are positive about the long term opportunities created by this acquisition, which marks the entry of Prudential into the nascent African life insurance industry.

"We remain focused on the disciplined execution of our strategy and on capturing the profitable growth opportunities available to us across the Group, particularly in Asia where we continue to grow our multi-channel distribution and build on our strong market positions."

BUSINESS UNIT REVIEW
The actual flows that we collect from our customers in Asia and the US are received in local currency. Recent months have seen significant fluctuations in the value of a number of currencies in our key markets. We believe that in such periods, the best way to assess the performance of our businesses is to look at what they have achieved on a local currency basis. Therefore, in this section, where we comment on the performance of our businesses, we are focusing on the performance of our Asian and US business units in local currency (presented in this release by reference to percentage growth expressed at constant exchange rates) unless otherwise stated, as the translation in UK sterling of our country results will reflect currency effects more than any relevant operational trends.

ASIA
Our Asian life business has made a good start to 2014. New business profit grew by 20 per cent (AER: 3 per cent) to £243 million in the first quarter, driven by higher volumes and the positive effect of higher interest rates, reflecting a more supportive economic environment, particularly in Hong Kong. APE sales increased by 17 per cent (2 per cent on an actual exchange rate (AER) basis) to £507 million. Regular premiums, which accounted for 91 per cent of our first quarter APE, continue to form the bedrock of our growth in Asia, delivering 19 per cent growth (AER: 4 per cent).

We were pleased to announce, during the first quarter, the extension and expansion of our strategic bancassurance partnership with Standard Chartered Bank. The new 15-year exclusive distribution agreement covers 11 Asian markets, broadening and deepening a relationship that was first established in 1998 and has become the most successful and enduring pan-regional bancassurance partnership in Asia. We are confident that the strength and skills of this partnership will continue to provide valuable products and services to millions of consumers across Asia, generating significant value for our shareholders in doing so.

In our 'sweet spot'2 markets, new business profit grew by 22 per cent (AER: 4 per cent), outstripping APE growth of 18 per cent (AER: 3 per cent). Both our agency and bancassurance channels saw strong momentum during the quarter with double digit growth in new business profit, led by agency at 25 per cent.

Hong Kongdelivered excellent NBP growth of 73 per cent, driven by a 27 per cent increase in APE to £128 million and the positive effect of higher interest rates. APE growth has been led by an increase in agency manpower relative to the first quarter of 2013, and productivity improvements that have seen higher average case sizes, partly as a result of a larger proportion of new business coming from mainland Chinese customers.

In Singapore, we continue to benefit from our well established multi-channel distribution model with both agency and bank partnerships delivering double digit sales growth. Overall, APE grew by 18 per cent to £87 million, with new business profit up 19 per cent consistent with the increase in volumes.

Our market leading life business in Indonesia had a slow start to 2014 with first quarter APE of £86 million, and new business profit, both broadly in line with 2013. January and February sales volumes were adversely impacted by exceptional and prolonged flooding in Jakarta together with the disruption associated with the eruption of Mount Kelud in East Java. However, agency activity normalised in March with APE growth from this channel of 19 per cent.

Our refocused business in Malaysia delivered improvements in both agency activity and productivity to generate APE of £43 million, an encouraging increase of 8 per cent over the prior year. Our Takaful business, in particular, had a strong quarter, with double digit growth in new business profit and APE, reflecting the beneficial impact of a higher number of Bumi agent recruits.

In our other 'sweet spot' markets, new business profit grew by 47 per cent combined, mainly reflecting higher sales volumes. The success of our distribution deal with Thanachart Bank is transforming the scale of our business in Thailand with overall APE growing by 2.7 times to £25 million, of which distribution through Thanachart Bank contributed £13 million. So far, the impact of the country's political situation on our day to day business activity has been limited. Vietnam APE was up 22 per cent in the first quarter driven by increases in agency productivity. In the Philippines total APE declined 8 per cent, although this reflects positive changes in channel mix as we have de-emphasised some lower margin bank distribution and our increased focus on agency has seen APE from this channel grow 19 per cent and our highest ever level of new agent recruits in a single month in March.

Among our other markets, our joint venture with CITIC in China continues to make good progress and APE was up 46 per cent. In India, our joint venture with ICICI is performing well in a challenging market, although APE declined 13 per cent as the industry continues to adjust to regulatory changes. Our niche operations in Korea and Taiwan remain focused on selective participation, with combined APE growth of 11 per cent.

Our Asian asset management business, Eastspring Investments, saw net third party inflows3 for the first quarter of £1.1 billion, up 21 per cent (AER: 5 per cent). These net inflows were driven by a significant new institutional mandate for Japanese equities and inflows from several new Fixed Maturity Plans (bond funds) launched by our joint venture in India. Third party funds under management at 31 March 2014 were £19.2 billion, up 10 per cent on prior year.

The scale, resilience and diversity of our business platform in Asia combined with the powerful, long-term structural trends of a rapidly growing and wealthy middle class population with significant savings and protection needs continues to underpin our long-term profitable growth prospects in the region.

US

Jackson's post-tax new business profit was up 67 per cent (AER: 56 per cent) to £195 million in the first quarter of 2014. Our business experienced very favourable conditions with the beneficial impact of product initiatives implemented in 2013 and higher interest rates enabling us to write 2014 business at overall new business margins close to post crisis highs.

Jackson continues to focus on the delivery of IFRS operating earnings and cash, led by increased fee income that results from growth in separate account assets under management. Total annuity flows of £2.3 billion in the first quarter of 2014 were 29 per cent higher than the fourth quarter of 2013 (AER: 27 per cent). At the end of the period, Jackson's statutory separate account assets were £68.4 billion, compared to £65.3 billion at 31 December 2013. This is up 29 per cent (AER: 18 per cent) from £52.9 billion at 31 March 2013.

Jackson achieved retail APE of £406 million, representing an increase of 26 per cent (AER: 18 per cent). These sales levels were achieved while continuing to write new business at aggregate internal rates of return in excess of 20 per cent. Including institutional sales, total APE was up 29 per cent (AER: 21 per cent) to £432 million.

Within variable annuities (VA), Elite Access volumes were 36 per cent higher at £0.7 billion, while sales of VA excluding Elite Access increased by 41 per cent to £3.2 billion. The underlying economics of our variable annuity business continue to be very attractive with margins on guaranteed variable annuities in the first quarter close to all-time highs. At the same time, the success of Elite Access, our VA without guarantees, continues to improve the diversification of our product mix, with 30 per cent of our first quarter VA sales not featuring living benefit guarantees (2013: 28 per cent). In line with its pro-active cycle management approach, Jackson continues to actively manage the sales volumes of VA with living benefits to maintain an appropriate balance of its revenue streams and to match the Group's annual risk appetite. The timing of any necessary actions and Jackson's position relative to competitors may create short term volume fluctuations in discrete periods.

Fixed annuity APE of £12 million remained roughly flat compared to 2013, while fixed index annuity APE of £8 million decreased 75 per cent, primarily as a result of product changes implemented in late 2013.

Curian Capital, the specialised asset management company of Jackson that provides innovative fee-based separately managed accounts, had FUM of £6.8 billion at the end of March 2014 compared with £5.8 billion at the same point in 2013.

Jackson's strategy remains unchanged. We continue to price new business on a conservative basis targeting value over volume, and our financial market hedging remains focused on optimising the economics of our exposures over time while maintaining a strong balance sheet.

UK

Our UK business continues to focus on its core strengths of with-profits and retirement solutions. Our business can rely on its strong brand and its vast experience in providing income in retirement to help its consumers transfer their accumulated wealth into dependable retirement income. In the first quarter of 2014, Prudential UK delivered post-tax new business profit of £91 million, up 90 per cent on the first quarter of 2013, primarily as a result of a higher level of bulk annuity activity.

Total APE of £237 million increased 28 per cent, principally due to bulk annuity APE of £73 million (2013: £nil). Retail APE of £164 million was 11 per cent lower than the first quarter of 2013, with reduced sales of individual annuities and corporate pensions partly offset by higher sales of onshore and offshore bonds. Individual annuities APE of £36 million was 35 per cent lower, reflecting the overall downturn in the market which started to emerge through 2013 as policyholders have increasingly chosen to defer retirement. APE from internal vestings was 25 per cent lower at £24 million, and external annuities APE was down 48 per cent to £12 million.

In March 2014, the UK Government announced significant changes to pensions and investments, that from 2015 allow all individuals aged 55 and over to access their entire pension fund as cash, thereby removing the effective requirement to purchase a pension annuity.

The implications of these changes are still uncertain. Our approach is to provide market-based solutions that give consumers choice and flexibility in the ways they save and subsequently draw down income in retirement. We intend to continue to work closely with the Government, regulators and other industry participants to ensure that the new pensions system that emerges in April 2015 produces appropriate outcomes for our customers. Alongside other market participants, we anticipate a disruption to sales, which could be significant, in the individual annuities market as the industry works with all stakeholders to define the new pensions system.

APE sales of onshore bonds were up 9 per cent up to £49 million, including with-profits bonds APE of £45 million which increased by 10 per cent. This represents a robust performance against the first quarter of 2013, which itself included a significant pre-RDR4 pipeline. Demand for our non-guaranteed with-profits bond remains strong, attracting customers who are prepared to accept some risk to their capital but still want to benefit from the smoothing offered by a with-profits product.

Corporate pensions APE of £40 million was 25 per cent lower, mainly due to a fall in with-profits sales which have been impacted by changes to government sector pension schemes and constrained economic conditions. Prudential UK remains the largest provider of Additional Voluntary Contribution plans within the public sector where we provide schemes for 70 of the 99 public sector authorities in the UK.

APE from other retail products, principally individual pensions, PruProtect, PruHealth and offshore bonds, increased by 22 per cent to £39 million, with offshore bond sales benefiting from the new business pipeline in advance of the implementation of the RDR regulation in the Channel Islands on 1st January 2014.

In the wholesale market we have continued our selective approach to bulk and back-book buyouts. In line with this approach, we secured three new deals in the first quarter of 2014, generating APE of £73 million and post-tax new business profit of £50 million. We remain well positioned to benefit from our considerable longevity experience, operational scale and solid investment track record, which together represent expertise and capabilities that are increasingly in demand in this market.

M&G

M&G delivered over £1.4 billion of net inflows in the first quarter of 2014.

In Retail, the European business remains a significant driver of growth, with net inflows of almost £1.6 billion. The continued high inflows from European investors have helped offset outflows in the UK highlighting the benefits of M&G's diversified business model. In aggregate, the Retail business delivered £1.3 billion of net sales with funds under management ('FUM') increasing by 12 per cent year-on-year to £69.0 billion as at 31 March 2014. Of this, FUM from European clients total £25.2 billion, up from £18.7 billion at 31 March 2013 and now accounting for 37 per cent of total Retail FUM (31 March 2013: 30 per cent).

M&G's Institutional business saw small net inflows in the quarter as the expected loss of some short-term segregated mandates offset the positive impact of new business. The Institutional business retains a strong pipeline of new mandates which have been won but not yet funded. Institutional external FUM increased to £59.7 billion, up from £57.7 billion at 31 March 2013.

The combination of net inflows and favourable market movements has increased M&G's total FUM to a record level of £248.3 billion, up 4 per cent on the first quarter of 2013. External funds now account for 52 per cent of the total, standing at a new high of £128.7 billion and up 8 per cent year-on-year.

BALANCE SHEET

Our balance sheet remains resilient and conservatively positioned. As at 31 March 2014, our IGD surplus was £4.1 billion, after deducting the 2013 final dividend of £0.6 billion and funding the upfront payments5 for the new 15 year exclusive distribution agreement with Standard Chartered Bank. The IGD surplus is equivalent to a cover of 2.4 times and compares to £4.0 billion at 31 March 2013 (after deducting the 2012 final dividend of £0.5 billion).

OUTLOOK

The Group has made a good start to 2014 with strong performance across all our businesses in the first quarter.

We continue to believe that global economic prospects are on balance improving, despite ongoing and emerging geopolitical uncertainties in a number of regions and periodic short-term volatility in investment markets. A more favourable economic growth outlook is positive for the countries in which we operate, our customers and ultimately for Prudential's shareholders. Against this backdrop, the heart of our strategy remains the provision of products and services that meet the specific needs of our customers - in Asia, the increasing demand for protection products that provide security and healthcare to the emerging middle class; in the US, the financial needs of the retiring baby-boomers; and in the UK the provision of savings and retirement income to an ageing population.

We execute this strategy with discipline. We are focused on allocating capital to the highest risk adjusted return opportunities across the Group, with clear prioritisation of earnings and cash over volumes, to generate sustainable long-term shareholder value. We do this while maintaining a strong balance sheet, which is absolutely key to meeting our commitments to our 23 million life customers around the world.

We remain confident about our prospects for the rest of the year and our positioning for the long term.

Q1 2014 Business Unit financial highlights

New Business Profit (post tax)6	Q1 2014	AER Q1 2013	% change on Q1 2013	CER Q1 2013	% change on Q1 2013
Asia	£243m	£237m	3%	£203m	20%
US	£195m	£125m	56%	£117m	67%
UK	£91m	£48m	90%	£48m	90%
Total Group Insurance	£529m	£410m	29%	£368m	44%

Sales - APE	Q1 2014	AER Q1 2013	% change on Q1 2013	CER Q1 2013	% change on Q1 2013
Asia	£507m	£495m	2%	£434m	17%
US	£432m	£358m	21%	£336m	29%
UK	£237m	£185m	28%	£185m	28%
Total Group Insurance	£1,176m	£1,038m	13%	£955m	23%

Investment Flows	Q1 2014	AER Q1 2013	% change on Q1 20138
Gross inflows
Retail	£7.3bn	£7.2bn	1%
Institutional	£1.7bn	£2.7bn	(38)%
M&G - total	£9.0bn	£9.9bn	(9)%
Eastspring Investments7	£3.2bn	£3.5bn	(10)%
Total Group	£12.2bn	£13.4bn	(9)%
Net inflows
Retail	£1.3bn	£2.4bn	(47)%
Institutional	£0.1bn	£(0.0)bn	n/a
M&G - total	£1.4bn	£2.4bn	(42)%
Eastspring Investments7	£1.1bn	£1.1bn	5%
Total Group	£2.5bn	£3.5bn	(27)%

Funds Under Management9	Q1 2014	AER Q1 2013	% change on8 Q1 2013
M&G	£248.3bn	£238.4bn	4%
Eastspring Investments	£62.8bn	£62.8bn	-
Total Group	£311.1bn	£301.2bn	3%
External Funds Under Management10
M&G	£128.7bn	£119.2bn	8%
Eastspring Investments	£19.2bn	£19.8bn	(3)%
Total Group	£147.9bn	£139.0bn	6%

ENDS

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

1 As communicated in the full year 2013 results, the presentation of EEV results has been altered to a post-tax basis from 2014. All references to new business profit in this release are on a post-tax basis. Stated on an actual exchange rate basis

2 Sweet spot markets defined as Hong Kong, Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam
3 External funds under management for Eastspring excluding Money Market Funds as set out in schedule 3
4 Retail Distribution review
5 Three successive payments to be made in 2014, 2015 and 2016
6 New business profits have been calculated by applying the assumptions set out in schedule 5

7 Gross and net investment inflows excluding Eastspring Money Market Funds. Investment flows exclude Eastspring Money Market Funds (MMF) gross inflows of £15.7 billion (Q1 2013: £14.0 billion) and net outflows of £0.5 billion (Q1 2013: net outflows of £0.5 billion)

8 Percentages based on unrounded numbers
9 Total Funds under management include all external and internal funds
10 Excludes Eastspring Money Market Funds

Notes:

1.	Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2.
Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.~

3.	NBP assumptions for the period are detailed in the accompanying schedule 5.

4.
There will be a conference call today for the media at 10.30 (UK) / 17.30 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: (UK) +44 (0)20 3139 4830 (Hong Kong) +852 3068 9834 Pin: 32494855#.

5.
There will be a conference call today for analysts and investors at 11.30 (UK) / 18.30 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 3139 4830 / 0808 237 0030 (Freephone UK) Pin: 21308714# Playback (PIN: 647753#) +44(0)20 3426 2807 / 0808 237 0026 (Freephone UK- available from 13.30 (UK Time) on 8 May 2014 until 23.59 (UK Time) on 7 June 2014). Please follow the link for international dial-in numbers

-http://wpc.1726.planetstream.net/001726/FEL_Events_International_Access_List.pdf

6.	High resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library or by calling the media office on +44 (0) 207 548 2466.

7.
Sales for overseas operations have been reported using average exchange rates for the period as shown in the attached schedules. Reference to prior year figures in the commentary is on an actual exchange rate basis unless stated. An alternative method of presentation is on a constant exchange rate basis shown in supplementary schedules 1B, 2B, and 4B.

8.
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for more than 165 years and has £443 billion in assets under management (as at 31 December 2013). Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

9.	Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

10.	The financial information presented in this Interim Management Statement and accompanying schedules is unaudited.

Schedule 1A - New Business Insurance Operations (Actual Exchange Rates)

	Single			Regular			Annual Equivalents(2)			PVNBP
	2014	2013		2014	2013		2014	2013		2014	2013
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a)	470	535	(12)%	460	441	4%	507	495	2%	2,690	2,734	(2)%
US(1a)	4,323	3,581	21%	-	1	(100)%	432	358	21%	4,323	3,581	21%
UK	1,875	1,244	51%	50	61	(18)%	237	185	28%	2,072	1,540	35%
Group Total	6,668	5,360	24%	510	503	1%	1,176	1,038	13%	9,085	7,855	16%

Asia Insurance Operations(1a)
Cambodia	-	-	N/A	-	-	N/A	-	-	N/A	2	-	N/A
Hong Kong	79	37	114%	120	103	17%	128	107	20%	752	592	27%
Indonesia	39	93	(58)%	82	103	(20)%	86	112	(23)%	345	523	(34)%
Malaysia	20	26	(23)%	41	43	(5)%	43	46	(7)%	278	307	(9)%
Philippines	25	67	(63)%	8	7	14%	11	14	(21)%	51	90	(43)%
Singapore	120	113	6%	75	69	9%	87	80	9%	601	571	5%
Thailand	21	6	250%	23	10	130%	25	11	127%	110	44	150%
Vietnam	-	-	N/A	11	10	10%	11	10	10%	41	35	17%
SE Asia Operations inc. Hong Kong	304	342	(11)%	360	345	4%	391	380	3%	2,180	2,162	1%
China(6)	80	42	90%	30	23	30%	38	27	41%	180	136	32%
Korea	54	117	(54)%	21	18	17%	26	30	(13)%	137	191	(28)%
Taiwan	24	21	14%	22	17	29%	24	19	26%	102	89	15%
India(4)	8	13	(38)%	27	38	(29)%	28	39	(28)%	91	156	(42)%
Total Asia Operations	470	535	(12)%	460	441	4%	507	495	2%	2,690	2,734	(2)%

US Insurance Operations(1a)
Variable Annuities	3,171	2,403	32%	-	-	N/A	317	240	32%	3,171	2,403	32%
Elite Access (Variable Annuity)	686	538	28%	-	-	N/A	69	54	28%	686	538	28%
Fixed Annuities	124	144	(14)%	-	-	N/A	12	14	(14)%	124	144	(14)%
Fixed Index Annuities	85	342	(75)%	-	-	N/A	8	34	(76)%	85	342	(75)%
Life	-	-	N/A	-	1	(100%)	-	1	(100)%	-	-	N/A
Wholesale	257	154	67%	-	-	N/A	26	15	73%	257	154	67%
Total US Insurance Operations	4,323	3,581	21%	-	1	(100)%	432	358	21%	4,323	3,581	21%

UK & Europe Insurance Operations
Direct and Partnership Annuities	54	76	(29)%	-	-	N/A	5	8	(38)%	54	76	(29)%
Intermediated Annuities	68	151	(55)%	-	-	N/A	7	15	(53)%	68	151	(55)%
Internal Vesting Annuities	242	318	(24)%	-	-	N/A	24	32	(25)%	242	318	(24)%
Total Individual Annuities	364	545	(33)%	-	-	N/A	36	55	(35)%	364	545	(33)%
Corporate Pensions	28	45	(38)%	37	49	(24)%	40	53	(25)%	150	269	(44)%
On-shore Bonds	492	447	10%	-	-	N/A	49	45	9%	493	448	10%
Other Products	258	207	25%	13	12	8%	39	32	22%	332	278	19%
Wholesale	733	-	N/A	-	-	N/A	73	-	N/A	733	-	N/A
Total UK & Europe Insurance Operations	1,875	1,244	51%	50	61	(18)%	237	185	28%	2,072	1,540	35%
Group Total	6,668	5,360	24%	510	503	1%	1,176	1,038	13%	9,085	7,855	16%

Schedule 1B - New Business Insurance Operations (Constant Exchange Rates)

Note: In schedule 1B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013.

	Single			Regular			Annual Equivalents(2)			PVNBP
	2014	2013		2014	2013		2014	2013		2014	2013
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (1b)	470	477	(1)%	460	386	19%	507	434	17%	2,690	2,414	11%
US(1a) (1b)	4,323	3,358	29%	-	1	(100)%	432	336	29%	4,323	3,358	29%
UK	1,875	1,244	51%	50	61	(18)%	237	185	28%	2,072	1,540	35%
Group Total	6,668	5,079	31%	510	448	14%	1,176	955	23%	9,085	7,312	24%

Asia Insurance Operations(1a) (1b)
Cambodia	-	-	N/A	-	-	N/A	-	-	N/A	2	-	N/A
Hong Kong	79	35	126%	120	97	24%	128	101	27%	752	555	35%
Indonesia	39	71	(45)%	82	79	4%	86	86	0%	345	402	(14)%
Malaysia	20	23	(13)%	41	37	11%	43	40	8%	278	269	3%
Philippines	25	57	(56)%	8	6	33%	11	12	(8)%	51	76	(33)%
Singapore	120	104	15%	75	63	19%	87	74	18%	601	522	15%
Thailand	21	5	320%	23	9	156%	25	9	178%	110	37	197%
Vietnam	-	-	N/A	11	9	22%	11	9	22%	41	32	28%
SE Asia Operations inc. Hong Kong	304	295	3%	360	300	20%	391	331	18%	2,180	1,893	15%
China(6)	80	40	100%	30	22	36%	38	26	46%	180	130	38%
Korea	54	112	(52)%	21	17	24%	26	28	(7)%	137	182	(25)%
Taiwan	24	19	26%	22	16	38%	24	17	41%	102	81	26%
India(4)	8	11	(27)%	27	31	(13)%	28	32	(13)%	91	128	(29)%
Total Asia Operations	470	477	(1)%	460	386	19%	507	434	17%	2,690	2,414	11%

US Insurance Operations(1a) (1b)
Variable Annuities	3,171	2,253	41%	-	-	N/A	317	225	41%	3,171	2,253	41%
Elite Access (Variable Annuity)	686	505	36%	-	-	N/A	69	51	36%	686	505	36%
Fixed Annuities	124	135	(8)%	-	-	N/A	12	13	(8)%	124	135	(8)%
Fixed Index Annuities	85	321	(74)%	-	-	N/A	8	32	(75)%	85	321	(74)%
Life	-	-	N/A	-	1	(100)%	-	1	(100)%	-	-	N/A
Wholesale	257	144	78%	-	-	N/A	26	14	86%	257	144	78%
Total US Insurance Operations	4,323	3,358	29%	-	1	(100)%	432	336	29%	4,323	3,358	29%

UK & Europe Insurance Operations
Direct and Partnership Annuities	54	76	(29)%	-	-	N/A	5	8	(38)%	54	76	(29)%
Intermediated Annuities	68	151	(55)%	-	-	N/A	7	15	(53)%	68	151	(55)%
Internal Vesting Annuities	242	318	(24)%	-	-	N/A	24	32	(25)%	242	318	(24)%
Total Individual Annuities	364	545	(33)%	-	-	N/A	36	55	(35)%	364	545	(33)%
Corporate Pensions	28	45	(38)%	37	49	(24)%	40	53	(25)%	150	269	(44)%
On-shore Bonds	492	447	10%	-	-	N/A	49	45	9%	493	448	10%
Other Products	258	207	25%	13	12	8%	39	32	22%	332	278	19%
Wholesale	733	-	N/A	-	-	N/A	73	-	N/A	733	-	N/A
Total UK & Europe Insurance Operations	1,875	1,244	51%	50	61	(18)%	237	185	28%	2,072	1,540	35%
Group Total	6,668	5,079	31%	510	448	14%	1,176	955	23%	9,085	7,312	24%

Schedule 2A - Total Insurance New Business APE - By Quarter (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)	495	515	513	602	507
US(1a)	358	439	405	371	432
UK	185	170	185	185	237
Group Total	1,038	1,124	1,103	1,158	1,176

Asia Insurance Operations(1a)
Cambodia	-	-	-	1	-
Hong Kong	107	107	121	152	128
Indonesia	112	128	108	129	86
Malaysia	46	53	52	57	43
Philippines	14	15	12	12	11
Singapore	80	90	87	104	87
Thailand	11	14	22	21	25
Vietnam	10	13	14	17	11
SE Asia Operations inc. Hong Kong	380	420	416	493	391
China(6)	27	20	21	15	38
Korea	30	32	23	28	26
Taiwan	19	26	28	44	24
India(4)	39	17	25	22	28
Total Asia Insurance Operations	495	515	513	602	507

US Insurance Operations(1a)
Variable Annuities	240	298	271	270	317
Elite Access (Variable Annuity)	54	73	64	68	69
Fixed Annuities	14	16	14	11	12
Fixed Index Annuities	34	28	22	7	8
Life	1	-	-	1	-
Wholesale	15	24	34	14	26
Total US Insurance Operations	358	439	405	371	432

UK & Europe Insurance Operations
Direct and Partnership Annuities	8	7	7	6	5
Intermediated Annuities	15	14	12	8	7
Internal Vesting annuities	32	35	31	33	24
Total Individual Annuities	55	56	50	47	36
Corporate Pensions	53	40	45	35	40
On-shore Bonds	45	38	43	50	49
Other Products	32	36	32	40	39
Wholesale	-	-	15	13	73
Total UK & Europe Insurance Operations	185	170	185	185	237
Group Total	1,038	1,124	1,103	1,158	1,176

Schedule 2B - Total Insurance New Business APE - By Quarter (2013 at Constant Exchange Rates)

Note: In schedule 2B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013. Discrete quarters in 2014 are presented on actual exchange rates.

	2013				2014
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)	434	450	471	577	507
US(1b)	336	407	379	365	432
UK	185	170	185	185	237
Group Total	955	1,027	1,035	1,127	1,176

Asia Insurance Operations(1b)
Cambodia	-	-	-	1	-
Hong Kong	101	100	114	147	128
Indonesia	86	98	92	122	86
Malaysia	40	46	48	54	43
Philippines	12	13	11	12	11
Singapore	74	82	81	100	87
Thailand	9	12	19	20	25
Vietnam	9	12	13	17	11
SE Asia Operations inc. Hong Kong	331	363	378	473	391
China(6)	26	18	20	14	38
Korea	28	31	23	27	26
Taiwan	17	24	26	41	24
India(4)	32	14	24	22	28
Total Asia Insurance Operations	434	450	471	577	507

US Insurance Operations(1b)
Variable Annuities	225	277	254	265	317
Elite Access (Variable Annuity)	51	68	60	66	69
Fixed Annuities	13	14	13	11	12
Fixed Index Annuities	32	26	20	8	8
Life	1	-	-	1	-
Wholesale	14	22	32	14	26
Total US Insurance Operations	336	407	379	365	432

UK & Europe Insurance Operations
Direct and Partnership Annuities	8	7	7	6	5
Intermediated Annuities	15	14	12	8	7
Internal Vesting annuities	32	35	31	33	24
Total Individual Annuities	55	56	50	47	36
Corporate Pensions	53	40	45	35	40
On-shore Bonds	45	38	43	50	49
Other Products	32	36	32	40	39
Wholesale	-	-	15	13	73
Total UK & Europe Insurance Operations	185	170	185	185	237
Group Total	955	1,027	1,035	1,127	1,176

Schedule 3 - Investment Operations - By Quarter (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	129,498	138,926	137,407	142,820	143,916
Net Flows:(8)	3,502	2,344	5,093	126	2,571
- Gross Inflows	13,409	14,561	13,528	11,006	12,146
- Redemptions	(9,907)	(12,217)	(8,435)	(10,880)	(9,575)
Other Movements	5,926	(3,863)	320	970	1,427
Total Group Investment Operations(10)	138,926	137,407	142,820	143,916	147,914

M&G

Retail
Opening FUM	54,879	61,427	62,655	64,504	67,202
Net Flows:	2,446	2,308	1,132	1,456	1,291
- Gross Inflows	7,213	8,138	5,919	6,789	7,305
- Redemptions	(4,767)	(5,830)	(4,787)	(5,333)	(6,014)
Other Movements	4,102	(1,080)	717	1,242	488
Closing FUM	61,427	62,655	64,504	67,202	68,981

Comprising amounts for:
UK	41,194	39,953	40,955	42,016	42,199
Europe (excluding UK)	18,696	21,198	22,064	23,699	25,244
South Africa	1,537	1,504	1,485	1,487	1,538
	61,427	62,655	64,504	67,202	68,981

Institutional(3)
Opening FUM	56,989	57,745	55,484	59,810	58,787
Net Flows:	(15)	(899)	3,928	(866)	152
- Gross Inflows	2,656	2,591	5,364	2,163	1,655
- Redemptions	(2,671)	(3,490)	(1,436)	(3,029)	(1,503)
Other Movements	771	(1,362)	398	(157)	797
Closing FUM	57,745	55,484	59,810	58,787	59,736
Total M&G Investment Operations	119,172	118,139	124,314	125,989	128,717

PPM South Africa FUM included in Total M&G	4,701	4,509	4,633	4,513	4,720

Eastspring - excluding MMF(8)

Equity/Bond/Other(7)
Opening FUM	15,457	17,206	16,756	16,133	16,109
Net Flows:	*795	838	65	118	540
- Gross Inflows	3,122	3,596	2,214	1,982	2,546
- Redemptions	(2,327)	(2,758)	(2,149)	(1,864)	(2,006)
Other Movements	954	(1,288)	(688)	(142)	104
Closing FUM(5)	17,206	16,756	16,133	16,109	16,753

Third Party Institutional Mandates
Opening FUM	2,173	2,548	2,512	2,373	1,818
Net Flows:	*276	97	(32)	(582)	588
- Gross Inflows	418	236	31	72	640
- Redemptions	(142)	(139)	(63)	(654)	(52)
Other Movements	99	(133)	(107)	27	38
Closing FUM(5)	2,548	2,512	2,373	1,818	2,444

Total Eastspring Investment Operations	19,754	19,268	18,506	17,927	19,197

US
Curian - FUM(5) (9)	**6,315	6,466	6,371	6,601	6,781
Note:
* Q1 2013 total Eastspring net flows of £936 million on a constant exchange basis (comprising Equity/bond/other £683 million, Institutional £253 million)
**Q1 2013 Curian FUM of £5,752 million on a constant exchange basis

Schedule 4A - Total Insurance New Business Profit (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1
	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m
Post-tax analysis

Post-tax new business profit(1a)
Total Asia Insurance Operations	237	502	767	1,139	243
Total US Insurance Operations	125	311	492	706	195
Total UK & Europe Insurance Operations	48	100	163	237	91
Group Total	410	913	1,422	2,082	529

Annual Equivalent(1a) (2)
Total Asia Insurance Operations	495	1,010	1,523	2,125	507
Total US Insurance Operations	358	797	1,202	1,573	432
Total UK & Europe Insurance Operations	185	355	540	725	237
Group Total	1,038	2,162	3,265	4,423	1,176

Post-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	48%	50%	50%	54%	48%
Total US Insurance Operations	35%	39%	41%	45%	45%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%
Group Total	39%	42%	44%	47%	45%

PVNBP(1a) (2)
Total Asia Insurance Operations	2,734	5,524	8,206	11,375	2,690
Total US Insurance Operations	3,581	7,957	12,006	15,723	4,323
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072
Group Total	7,855	16,424	24,610	33,076	9,085

Post-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.7%	9.1%	9.3%	10.0%	9.0%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%
Group Total	5.2%	5.6%	5.8%	6.3%	5.8%

Schedule 4B - Total Insurance New Business Profit (2013 at Constant Exchange Rates)

Note: In schedule 4B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013. The year-to-date amounts for 2014 are presented on actual exchange rates.

	2013				2014
	Q1	Q2	Q3	Q4	Q1
	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m
Post-tax analysis

Post-tax new business profit(1b)
Total Asia Insurance Operations	203	430	674	1,026	243
Total US Insurance Operations	117	290	460	667	195
Total UK & Europe Insurance Operations	48	100	163	237	91
Group Total	368	820	1,297	1,930	529

Annual Equivalent(1b) (2)
Total Asia Insurance Operations	434	884	1,355	1,932	507
Total US Insurance Operations	336	743	1,122	1,487	432
Total UK & Europe Insurance Operations	185	355	540	725	237
Group Total	955	1,982	3,017	4,144	1,176

Post-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	53%	48%
Total US Insurance Operations	35%	39%	41%	45%	45%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%
Group Total	39%	41%	43%	47%	45%

PVNBP(1b) (2)
Total Asia Insurance Operations	2,414	4,877	7,356	10,408	2,690
Total US Insurance Operations	3,358	7,422	11,215	14,863	4,323
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072
Group Total	7,312	15,242	22,969	31,249	9,085

Post-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.4%	8.8%	9.2%	9.9%	9.0%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%
Group Total	5.0%	5.4%	5.6%	6.2%	5.8%

Notes to Schedules 1A to 4B

(1) Prudential plc reports its results at both actual exchange rates (AER) to reflect actual rates and also constant year-to-date average exchange rates (CER) so as to eliminate the impact of exchange translation.

Local currency: £		Q1 2014*	Q1 2013*	Q1 2014 vs Q1 2013 (depreciation) of local currency against GBP
Hong Kong	Average Rate	12.84	12.04	(6)%
	Closing Rate	12.93	11.79	(9)%
Indonesia	Average Rate	19,594.39	15,030.83	(23)%
	Closing Rate	18,938.83	14,755.54	(22)%
Malaysia	Average Rate	5.46	4.78	(12)%
	Closing Rate	5.44	4.70	(14)%
Singapore	Average Rate	2.10	1.92	(9)%
	Closing Rate	2.10	1.88	(10)%
India	Average Rate	102.22	84.13	(18)%
	Closing Rate	99.57	82.53	(17)%
Vietnam	Average Rate	34,913.33	32,416.35	(7)%
	Closing Rate	35,172.70	31,800.15	(10)%
Thailand	Average Rate	54.06	46.29	(14)%
	Closing Rate	54.08	44.47	(18)%
US	Average Rate	1.66	1.55	(7)%
	Closing Rate	1.67	1.52	(9)%
*Average rate is for the 3 months to 31 March
(1a)
 Insurance and investment new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for individual quarters represent the difference between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(1b)	Insurance new business for overseas operations for 2013 has been calculated using constant exchange rates (CER).
(2)
Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. Present value of new business premiums (PVNBPs) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(3)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(4)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5)	Balance Sheet figures have been calculated at the closing exchange rate.
(6)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(8)
Investment flows for the period exclude Eastspring Money Market Funds (MMF) gross inflows of £15,663 million (Q1 2013: £14,003 million) and net outflows of £490 million (Q1 2013 net outflows: £528 million).

(9)	Excludes Curian Variable Series Trust funds (internal funds under management).
(10)	Total M&G and Eastspring excluding MMF. Funds under management for MMF amounted to £3,881 million at 31 March 2014 (31 March 2013: £3,770 million).

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
As previously communicated with the full year 2013 results, the basis of presentation of EEV results has been altered to a post-tax basis from 2014.

The valuation of new business for the first quarter of 2014 represents post-tax profits determined using non-economic assumptions which are consistent with those at 31 December 2013.

Tax payments and receipts included in the projected cashflows to determine the value of new business are calculated using assumed rates which are those that have been substantively enacted by the end of the reporting period.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point of sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of period economic assumptions are used.

Principal economic assumptions
Expected returns on equity and property asset classes and corporate bonds in respect of each territory are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate. In Asia, equity risk premiums range from 3.5 per cent to 8.7 per cent for 31 March 2014 (31 December 2013: 3.5 per cent to 8.7 per cent; 31 March 2013: 3.5 per cent to 8.8 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date. The rates shown for assumed investment returns are pre-tax rates.

The tables below summarise the principal financial assumptions:

Asia operations note (ii)

31 March 2014
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	11.1	4.5	14.0	12.1	7.1	6.5	11.3	4.5	4.0	10.5	15.4
10-year Government bond yield	4.6	2.8	9.0	8.2	3.6	4.2	4.5	2.5	1.6	3.7	8.7

31 December 2013
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	11.2	4.9	14.0	12.5	7.4	6.5	10.5	4.6	4.3	10.7	15.7
10-year Government bond yield	4.7	3.1	9.0	8.6	3.6	4.2	3.8	2.6	1.7	3.9	9.0

31 March 2013
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.1	4.0	13.1	9.7	6.6	5.8	9.8	3.8	3.6	10.2	16.3
10-year Government bond yield	3.6	1.9	8.1	5.7	2.8	3.5	3.1	1.6	1.3	3.5	9.5

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

	Asia Total
	31 Mar 2014	31 Dec 2013	31 Mar 2013
	%	%	%
New business weighted risk discount rate note (i)	7.5	8.1	7.1

Notes
(i)	The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result.
(ii)	For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
  (iii)      The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	31 Mar 2014	31 Dec 2013	31 Mar 2013
	%	%	%
Hong Kong	6.8	7.1	5.9
Malaysia	10.1	10.1	9.5
Singapore	8.5	8.6	7.6

(iv) The local tax rates applicable for the most significant operations for all periods shown, are as follows:

Assumed corporate tax rate %
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	25 per cent
Malaysia	2013 to 2015: 25 per cent
From 2016: 24 per cent
Singapore	17 per cent

US operations
	31 Mar 2014	31 Dec 2013	31 Mar 2013
	%	%	%
Assumed new business spread margins:
Fixed Annuity business:1,2
January to June issues	1.5	1.2	1.2
July to September issues	n/a	1.75	n/a
Fixed Index Annuity business:2
January to June issues	2.0	1.45	1.45
July to September issues	n/a	2.0	n/a
Institutional business	0.7	0.75	0.75
New business risk discount rate note (i)
Variable annuity	7.3	7.6	6.6
Non-variable annuity	4.5	4.8	4.1
Weighted average total	7.1	7.4	6.4
US 10-year treasury bond rate at end of period	2.8	3.1	1.9
Pre-tax expected long-term nominal rate of return for US equities	6.8	7.1	5.9
Assumed corporate tax rate	35.0	35.0	35.0

1	Including the proportion of variable annuity business invested in the general account
2	The rates at inception shown above grade up linearly by 25 basis points to a long-term assumption over five years
Note
(i)
The risk discount rates shown above include an additional credit risk allowance for general account business of 100 basis points (31 December 2013:100 basis points; 31 March 2013: 150 basis points) and for variable annuity business of 20 basis points (31 December 2013: 20 basis points; 31 March 2013: 30 basis points).

UK operations
	31 Mar 2014	31 Dec 2013	31 Mar 2013
	%	%	%
Shareholder-backed annuity business:note (i)
New business risk discount rate	7.1	6.8	6.8

Expected long-term nominal rate of return	4.6	4.2	3.9

Other business:
New business risk discount rate note (ii)	6.1	6.1	5.4

Expected long-term nominal rates of investment return:
UK equities	7.2	7.5	6.3
15-year gilt rate	3.2	3.5	2.3
Corporate bonds	4.8	5.1	3.9
Assumed corporate tax rate	20.0	20.0	23.0

Notes
(i)
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the asset portfolio subject to credit risk and an allowance for short-term downgrades and defaults. The credit assumptions used in the MCEV calculation and the residual liquidity premium element of the bond spread over swap rates for shareholder-backed individual annuity new business are as follows:

	31 Mar 2014	31 Dec 2013	31 Mar 2013
	(bps)	(bps)	(bps)
Bond spread over swap rates	121	117	111
Total credit risk allowance	33	37	28
Liquidity premium	88	80	83

(ii)	The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

Schedule 6

Capital Management

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 31 March 2014 our IGD surplus is estimated at £4.1 billion after deducting the 2013 final dividend of £0.6 billion and funding the upfront payments for the new 15 year partnership agreement with Standard Chartered Bank. The IGD surplus is equivalent to strong coverage of 2.4 times the requirement. This compares to £5.1 billion at 31 December 2013 (before taking into account the 2013 final dividend of £0.6 billion) and £4.0 billion at 31 March 2013 (after deducting the final dividend of £0.5 billion).

As at 31 March 2014 stress testing of our IGD capital position to various events has the following results:

•	An instantaneous 20 per cent fall in equity markets from 31 March 2014 levels would reduce the IGD surplus by £150 million;

•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £350 million;

•	A 100 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £50 million; and

•	Credit defaults of ten times the expected level would reduce IGD surplus by £550 million.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. At 31 March 2014, the value of the estate* of our UK with-profits funds is estimated at £7.0 billion. In addition, the Hong Kong with-profits fund had an estate* estimated at £1.2 billion. The estates of the with-profits funds in the UK and Hong Kong are excluded from the IGD calculation.

The values of the shareholders' interests in future transfers from the with-profits funds in the UK and Hong Kong are valued at £2.2 billion and £0.4 billion, respectively. No credit has been included in the IGD calculation for these values (31 March 2014 and 31 December 2013: credit of £0.2 billion).

In addition to our strong capital position, on a statutory basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit reserve as at 31 March 2014 was £1.9 billion, equivalent to 6.3 per cent of the assets backing annuity liabilities. This represents 46 per cent of the portfolio spread over swaps, compared to 46 per cent at 31 December 2013 and 42 per cent at 31 March 2013.

*For consistency of presentation, both estates have been calculated using the Prudential Regulation Authority's Pillar 1 peak 2 basis. The Hong Kong branch of the Prudential Assurance Company was domesticated into separate Hong Kong subsidiaries on 1 January 2014.

Schedule 7

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under PRA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit (post-tax) has been determined using the European Embedded Value (EEV) methodology and assumptions set out in our 2013 Annual Report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 May 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary